[redacted]

12010544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASH DC 310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 N. Ridgetop Rd
(No. and Street)

Santa Fe (City) NM (State) 87506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn M. Dobbs (505)467-5122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 3939 (Address) Albuquerque (City) NM (State) 87190 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2012 REGISTRATIONS BRANCH 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A 3/11

AB 3/16

OATH OR AFFIRMATION

I, Carolyn M. Dobbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyn M Dobbs
Signature

Financial/Operations Principal
Title

Annette Lopez-Sena
Notary Public
Annette Lopez-Sena

My commission expires: April 14, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

THORNBURG SECURITIES CORPORATION

(An S Corporation)

Financial Statements and Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

and

Report of Independent Registered Public Accounting Firm on
Internal Control Pursuant to SEC Rule 17a-5

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Report of Independent Registered Public Accounting Firm

The Stockholders
Thornburg Securities Corporation:

We have audited the accompanying balance sheets of Thornburg Securities Corporation (the Company) (an S Corporation) as of December 31, 2011 and 2010, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 22, 2012

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Balance Sheets

December 31, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	7,537,426	7,675,320
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $1,243,816 in 2011 and $1,198,870 in 2010)		1,288,297	1,191,052
Receivables:			
Distributor's commissions		118,798	352,259
Related party (note 3)		1,159,173	60,271
Other		—	80,132
Prepaid expenses		180,081	95,987
Other assets		3,300	3,300
Property and equipment (net of accumulated depreciation of $69,880 and $95,863 in 2011 and 2010, respectively)		26,277	23,126
	$	10,313,352	9,481,447
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses (notes 5 and 6)	$	5,084,654	4,639,946
Stockholders' equity (note 2):			
Class A common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 2,500 shares and 2,500 shares in 2011 and 2010, respectively		2,500	2,500
Class B common stock of $1 par value, nonvoting. Authorized 10,000 shares; issued and outstanding 1,500 shares and 1,500 shares in 2011 and 2010, respectively		1,500	1,500
Additional paid-in capital		1,152,153	1,152,153
Retained earnings		4,072,545	3,685,348
Total stockholders' equity		5,228,698	4,841,501
Commitments and contingencies (notes 5, 6, 7, 9, and 10)			
	$	10,313,352	9,481,447

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Operations

Years ended December 31, 2011 and 2010

		2011	2010
Revenues:			
Distributor's commissions	$	3,105,521	2,433,624
Interest (note 3)		44,248	43,057
Gain (loss) on investments in Thornburg New Mexico Intermediate Municipal Fund, net, including unrealized loss of $44,248 in 2011 and $(18,308) in 2010		52,997	(17,278)
Customer service		19,876	19,878
Marketing reimbursement (note 3)		17,598,515	15,293,452
Miscellaneous		15,137	28,275
		20,836,294	17,801,008
Expenses (note 3):			
Commissions		11,556,567	10,939,855
Salaries		2,904,848	2,620,660
Bonus		1,844,756	1,438,188
Profit sharing and 401(k) plan (note 5)		824,867	556,720
Travel		752,363	610,958
Rent (note 3)		686,431	374,940
Payroll taxes		479,336	531,480
Insurance		407,070	357,155
Meals and entertainment		404,414	329,119
Licenses and fees		89,954	77,038
Computer		88,626	63,089
Telephone		70,608	70,701
Legal and accounting		66,696	84,032
Supplies		64,300	45,359
Miscellaneous		58,535	45,914
Contract employment		50,982	39,952
Training and education		48,664	60,733
Dues and subscriptions		34,440	24,628
Depreciation		14,151	12,049
Loss on disposal of property and equipment		1,489	—
		20,449,097	18,282,570
Net income (loss)	$	387,197	(481,562)

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Stockholders' Equity

Years ended December 31, 2011 and 2010

		Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
		Class A	Class B			
Balances at December 31, 2009	$	2,500	1,500	1,152,153	4,166,910	5,323,063
Net loss		—	—	—	(481,562)	(481,562)
Balances at December 31, 2010		2,500	1,500	1,152,153	3,685,348	4,841,501
Net income		—	—	—	387,197	387,197
Balances at December 31, 2011	$	2,500	1,500	1,152,153	4,072,545	5,228,698

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income (loss)	$	387,197	(481,562)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Depreciation		14,151	12,049
(Gain) loss on investments in Thornburg mutual funds		(52,997)	17,278
Loss on disposal of property and equipment		1,489	—
Change in assets and liabilities:			
Distributor's commissions receivable		233,461	(242,346)
Related-party receivables		(1,098,902)	(60,271)
Other receivables		80,132	(79,963)
Prepaid expenses		(84,094)	(1,792)
Accounts payable and accrued expenses		444,708	595,021
Net cash flows from operating activities		(74,855)	(241,586)
Cash flows from investing activities:			
Purchase of property and equipment		(18,791)	(20,112)
Purchases of investments in Thornburg mutual funds		(44,248)	(41,742)
Net cash flows from investing activities		(63,039)	(61,854)
Net decrease in cash and cash equivalents		(137,894)	(303,440)
Cash and cash equivalents, beginning of year		7,675,320	7,978,760
Cash and cash equivalents, end of year	$	7,537,426	7,675,320

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Nature of Business*

Thornburg Securities Corporation (the Company or Thornburg), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers.

The primary source of revenue for the Company (not including marketing reimbursements; see note 3) is distributor commissions. In addition, the Company also served as an introducing broker for certain transactions not involving Thornburg funds through June 30, 2010. The Company's revenue from distributor commissions and marketing reimbursement is dependent upon future marketing and sales of the Thornburg family of mutual funds.

(b) *Investment Securities*

Shares of Thornburg New Mexico Intermediate Municipal Fund (affiliate) are stated at market value, and unrealized gains or losses are recognized in the statements of operations using the specific-identification method. Interest and dividend income is recorded as earned.

(c) *Commissions*

Commissions are recorded on a trade-date basis as sales of Thornburg mutual funds occur.

(d) *Property and Equipment*

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using straight-line method based upon useful lives of three to seven years. Cost of repairs and maintenance is charged to expense as incurred.

(e) *Income Taxes*

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes. The Company has adopted Financial Accounting Standards Board (FASB) Staff Position No. FIN 48, *Accounting for Uncertainty in Income Taxes*, included in Accounting Standards Codification (ASC) Subtopic 740-10 – *Income Taxes — Overall*. Due to the Company's tax status, this does not have significant effect on the balance sheets or statements of operations as of or for the years ended December 31, 2011 and 2010. The Company has not recorded any provisions for uncertain tax positions and no interest or penalties have been accrued.

(f) ***Cash and Cash Equivalents***

For purposes of the statements of cash flows, the Company considers investments in highly liquid interest-bearing accounts with maturities of less than three months to be cash equivalents.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience, the current economic environment, and other factors, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency, and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements of future periods.

(h) ***Fair Value Measurements***

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The Company had only Level 1 assets that included cash and cash equivalents and investment in Thornburg New Mexico Intermediate Municipal Fund at December 31, 2011 and 2010.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, which provides additional disclosures for transfers into and out of Levels 1 and 2 and for activity in Level 3. The Company adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Company's financial statements as there were no transfers into or out of Level 1.

The Company follows the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company had no such assets or liabilities at December 31, 2011 and 2010.

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 20% of its outstanding Class B common stock are held by one individual (the Director). In addition, although not owned by the individual, 27% of the Company's outstanding Class B common stock is held in trust for the benefit of that individual's descendants.

(3) Transactions with Related Parties

The Thornburg family of mutual funds were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. These costs were $17,598,515 and $15,293,452 for the years ended December 31, 2011 and 2010, respectively, and are included in various expense categories in the accompanying statements of operations. Additionally, the Company has recorded receivables from TIM in the amounts of $1,159,173 and $60,271 as of December 31, 2011 and 2010, respectively. Also, see note 4.

In March 2009, the Company relocated its corporate headquarters into a building owned by Ridgetop Road LLC (Ridgetop Road), which is a wholly owned subsidiary of TIM. The rent paid to TIM and subsequently passed on to Ridgetop Road was $680,156 and $366,480 for the years ended December 31, 2011 and 2010, respectively.

During the years ended December 31, 2011 and 2010, the Company earned $44,248 and $41,742, respectively, in interest income from its cash equivalents and investments with Thornburg mutual funds.

(Continued)

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg family of mutual funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class B shares at its cost. Effective in August 2009, the financing commitment component of the B share program formally terminated. The Company retained servicing responsibilities for which it will receive annual servicing fees of $4,000.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg family of mutual funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class C shares at its cost, which approximated $16,995,962 and $15,651,541 in 2011 and 2010, respectively, and retained the servicing responsibilities.

(5) Profit Sharing and 401(k) Plan

The Company sponsors a profit sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2011 and 2010, the Company made profit sharing contributions of approximately $492,423 and $484,500, respectively, on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service.

The Company has a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all company nonelective contributions as well as all personal deferrals. Company 401(k) contributions were approximately $182,060 and $181,000 for 2011 and 2010, respectively.

The amount included in accounts payable and accrued expenses is $522,828 and $342,889 related to the profit sharing and 401(k) plans combined liability at December 31, 2011 and 2010, respectively.

The profit sharing plan was initially funded using employees' shares of the Thornburg Value Fund and the Thornburg International Value Fund held in the profit sharing plan. These shares were transferred to the 401(k) plan and maintain their original vesting schedule as described above.

(6) Deferred Compensation

The Company has a deferred compensation plan for the Regional Sales Managers and Inside Sales Managers and awarded amounts are based on actual sales of mutual funds in the respective territories equivalent to .65bps. The awarded amount is accrued monthly and recorded as an accrued liability. The Regional Sale Managers vest in the amount held in the deferred compensation account over a five-year period. The amount included in accounts payable and accrued expenses is $3,405,622 and $3,050,018 related to this liability at December 31, 2011 and 2010, respectively.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6 ⅔% of total liabilities and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 at December 31, 2011 and 2010, respectively. The Company had excess net capital of $3,387,935 and $3,960,597 and had aggregate indebtedness to net capital ratios of 1.36 to 1 and 1.09 to 1 at December 31, 2011 and 2010, respectively.

(8) Reserve Requirements

The Company acts as an introducing broker, which clears all transactions, with and for customers, on a fully disclosed basis with a clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer, which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. As such, the Company is exempt from the reserve requirements under Rule 15c3-3.

(9) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subordinate Liabilities

As of and during the years ended December 31, 2011 and 2010, the Company had no liabilities subordinated to the claims of general creditors.

(11) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 22, 2012, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

Net capital:		
Total stockholders' equity per the accompanying financial statements	$	5,228,698
Deduct:		
Assets which are not readily convertible into cash		(1,402,262)
Haircuts on money market funds and investment securities		(90,181)
Excess deductible portion of liability insurance		(9,321)
Net capital		3,726,934
Minimum net capital required		338,999
Excess net capital	$	3,387,935
Aggregate indebtedness – accounts payable and accrued expenses	$	5,084,654
Ratio of aggregate indebtedness to net capital		136.43

The above computation of net capital materially agrees with the computation of the Company on the FOCUS Form X-17A-5, Part IIA, as of December 31, 2011, filed by the Company on January 11, 2012.

See accompanying independent auditors' report.

THORNBURG SECURITIES CORPORATION

(An S Corporation)

Internal Control Report Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

December 31, 2011

KPMG

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities Exchange Commission Rule 17a-5

The Stockholders
Thornburg Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Thornburg Securities Corporation (the Company) (an S Corporation) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2012